Exhibit 99.1

TriSalus Video Transcript

Text on screen: Dr. Carvajal is a Member of the TriSalus Scientific Advisory Board and Investigator for the PERIO-01 Study.

My name is Rich Carvajal. I’m a medical Oncologist at Columbia University Irving Medical Center where I oversee the melanoma program as well as the experimental therapeutics program.

Text on screen: What Are the Challenges in Trying to Find a Cure for Liver Cancer?

Well cancers that go to the liver are extremely challenging to treat. You know, if we look at any cancer – whether it’s pancreatic cancer, colon cancer, uveal melanoma, skin melanoma – if it goes to the liver, it is invariably harder to treat. Overall survival that we see in these patients is inferior to patients who don’t have liver disease.

Text on screen: How Does TriSalus Try to Address These Challenges?

So TriSalus tries to address these challenges in two very unique ways.

One: It has a technology called a pressure enabled drug delivery system through this TriNav catheter when it can use pressure to infuse any sort of drug or therapy into the liver – into the tumor. And, that allows for greater saturation of the organ as well as a cancer with whatever drug needs to be infused.

The second piece is that they specifically address the immunosuppressive microenvironment to the liver by using a drug called SD 101. So, SD 101 is an investigational drug. It’s a class C Toll Like Receptor 9 agonist that really functions to do a few things: One, it activates the good cells of the immune system – those cells that are trying to kill off the cancer. And, it suppresses some of the bad cells such as these immune cells like myeloid derived suppressor cells. These are cells that actually impair the ability of the immune system to kill cancer.

Text on screen: Where do the PERIOTM Trials Currently Stand?

TriSalus has a series of clinical trials now looking at their pressure enabled drug delivery system – a drug called SD 101 which is a Toll Like Receptor 9 agonist in combination with check point blockade in patients with various cancers, including uveal melanoma, hepatocellular carcinoma, liver cancer, and intrahepatic cholangiocarcinoma.

Text on screen: Why are you Optimistic Towards These Trials?

So, the data that we’ve seen thus far from these trials are extremely exciting, albeit early.

So, what we’re saying is that treatment with SD 101 is able to do the things in the liver that we expect to see. That is, we’re seeing activation of the immune system. We’re seeing suppression of the bad immune cells these myeloid derived suppressor cells. In the periphery, we’re seeing activation of the immune system.

And, all of this is dose dependent. The more SD 101 is delivered, the greater the effect that we’re seeing.

Along this clinical trial program, we’re collecting something called circulating tumor DNA, which is a marker of tumor burden.

And very intriguingly, we’re seeing suppression of circulating tumor DNA in some of the patients that were treating with this combination therapy. And, so I think, you know, if this continues, the safety, the biologic activity consistent with immune activation, antitumor effects, we’re very hopeful that we’ll see meaningful clinical benefit in the patients treated on this program.